UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc
("Pearson" or "the Company")

Notification of PDMRs' Interests

The Company has been notified of the following transactions in ordinary shares of 25p each in the capital of the Company, undertaken by William Budenberg, the spouse and connected person of Sherry Coutu, Non-Executive Director. These transactions were the result of Mr Budenberg's participation in the Company's Dividend Reinvestment Plan through a nominee service.

Following these transactions, Sherry Coutu's total reportable shareholding in the Company is 18,891 (including ordinary shares held in her spouse's name).

The following notifications, made in accordance with the requirements of the Market Abuse Regulation, give further detail.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	William Budenberg
2	Reason for the notification
a)	Position/status	Person closely associated with Sherry Coutu, Non-Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.67912 per share	16
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 16 Aggregated price: £138.87
e)	Date of the transaction	17 September 2019
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.562 per share	70
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 70 Aggregated price: £319.34
e)	Date of the transaction	12 May 2020
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.03438 per share	29
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 29 Aggregated price: £146.00
e)	Date of the transaction	23 September 2020
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.352 per share	40
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 40 Aggregated price: £334.08
e)	Date of the transaction	11 May 2021
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£7.140424 per share	22
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 22 Aggregated price: £157.09
e)	Date of the transaction	22 September 2021
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£7.646 per share	47
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 47 Aggregated price: £359.36
e)	Date of the transaction	10 May 2022
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.738978 per share	19
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 19 Aggregated price: £166.04
e)	Date of the transaction	22 September 2022
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.224721 per share	47
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 47 Aggregated price: £386.56
e)	Date of the transaction	10 May 2023
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.461247 per share	22
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 22 Aggregated price: £186.15
e)	Date of the transaction	20 September 2023
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£10.01394 per share	42
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 42 Aggregated price: £420.59
e)	Date of the transaction	8 May 2024
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from participation in the Company's Dividend Reinvestment Plan through a nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£10.36437 per share	19
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 19 Aggregated price: £196.92
e)	Date of the transaction	18 September 2024
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 03 February 2025
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary